TIX CORPORATION
                         12001 Ventura Place, Suite 340
                         Studio City, California 916404



November 8, 2005


Via Fax & U.S. Mail

Mr. David R. Humphrey
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549

Re:   Tix Corporation (the "Company")
      Form 10-KSB for the year ended December 31, 2001
      Form 14-QSB for the quarter ended March 31, 2005
      File No.  0-24592

Dear Mr. Humphrey:

      At the request of the Securities and Exchange Commission, we are providing this letter in response to certain comments made in the Commission's letter dated July 25, 2005 regarding the Company's form 10-KSB for the year ended December 31, 2004 and form 10-QSB for the quarter ended March 31, 2005.


Accounting Comments


December 31, 2004 Form 10-KSB


Management's Discussion and Analysis


Tix4Tonight, page 14

COMMENT 1.        You  state  that  your  business   model  was   successfully
                  validated by the  performance of  Tickets2Nite  during 2003.
                  Please support this  assertion by expanding your  disclosure
                  to  more  fully  describe  your  business   model.  In  this
                  regard,  clarify how the amounts of ticket  commissions  and
                  fees   are   determined.   Also,   discuss   your   business
                  arrangements with the various Las Vegas shows, including whether you have exclusive arrangements with respect to the sale of same-day, half-price tickets for these shows and whether you assume any financial risk for unsold tickets.
                  In addition, discuss the overall number of Las Vegas shows, the number of these shows for which you sell tickets, the average number of tickets remaining unsold at the beginning of the day of the performance, and the average number of these tickets you sell on that same day (i.e., your market share), and any other relevant information and/or trends that may affect your business.

RESPONSE:         We have revised the disclosure as requested.


Results of Operations, page 16

COMMENT 2.        Since your reported  revenues do not include the amounts for
                  which  the  show  tickets  are  sold,   please   delete  the
                  reference  to a 25.7%  gross  margin  with  respect  to your sales of show  tickets.  Disclosure  of  gross-ticket  sales
                  should  only  be  made  in  the   context  of   specifically
                  explaining  how your revenues were  generated.  For example, you could disclose the specific  amount of  commissions  you owned as a percentage  of the gross tickets sales along with the  amount of fees  earned  as a fixed  amount  per  ticket
                  sold.   Also,   in  the  event  you   continue   to  include
                  disclosure of gross ticket sales, please clarify whether the gross ticket sales amount you disclose is based on a full-price or half-price ticket.

RESPONSE:         We have revised the disclosure as requested.


Liquidity and Capital Resources


Debentures Payable and Standby Equity Distribution Agreement, page 21

COMMENT 3.        Your   disclosure   with  respect  to  the  Standby   Equity
                  Distribution Agreement should clearly state whether you have any present intent to sell stock to Cornell and should also state whether you have the current ability to do so
                  (i.e., whether you have satisfied the required conditions).

RESPONSE:         We have revised the disclosure as requested.


Transactions with Primary Secured Lender, page 22

COMMENT 4.        We note you  expect to repay in full the  Discounted  Amount on or before December 1, 2006. In this regard, state the expected source of funding for this repayment.

RESPONSE:         We have revised the disclosure as requested.


Consolidated Financial Statements


Consolidated Balance Sheets, page 41

COMMENT 5.        Supplementally  tell  us  the  nature  of  the  $652,529  of liabilities  related to your  discontinued  operations as of
                  December  31,  2004.  If  these   liabilities   include  the
                  provision for loss with respect to your litigation with the Forum Shops, include appropriate disclosure to that effect.

RESPONSE:         We have revised the disclosure as requested.


Consolidated Statements of Operations, page 42

COMMENT 6.        Gross  ticket  sales  should not be disclosed on the face of your statements of operations. As noted in a previous comment, disclosure of gross ticket sales should only be made in the context of specifically explaining how your revenues were generated.

RESPONSE:         We have revised the disclosure as requested.


March 31, 2005 Form 10-QSB

COMMENT 7.        Please also address our  comments on your  December 31, 2004
                  Form  10-KSB to the extent they apply to your March 31, 2005
                  Form 10-QSB.

RESPONSE:         We have revised the disclosure as requested.



      In addition, as requested, the Company acknowledges that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Mitchell Francis
-----------------------
Mitchell Francis
Chief Executive Officer